

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Daniel Cohen
Chief Executive Officer
FinTech Acquisition Corp. IV
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: FinTech Acquisition Corp. IV**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2020**
> **File No. 333-248664**

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Financial Statements
Statements of Operations, page F-4

1. Please tell us how you considered the need to include comparative financial information for the period ended June 30, 2019. Reference is made to Rule 8-03(a)(5) of Regulation S-X.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Mark Rosenstein